EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

RadiSys Corporation, Plan Administrator

RadiSys Corporation 401(k) Savings Plan

We consent to the incorporation by reference in the Registration Statements (Nos. 333-50584 and 333-111520) on Form S-8 of RadiSys Corporation of our report dated June 16, 2008 with respect to the statements of net assets available for benefits of RadiSys Corporation 401(k) Savings Plan as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended, and related supplemental schedule - schedule H, line 4i – schedule of assets (held at end of year), as of December 31, 2007 which report appears in the December 31, 2007 annual report on Form 11-K of RadiSys Corporation 401(k) Savings Plan.

/s/ KPMG LLP

Portland, Oregon June 16, 2008